Filed by Camden Property Trust Pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Summit Properties, Inc.
Commission File No.: 001-12792

     This filing relates to a proposed acquisition (the “Acquisition”) by Camden Property Trust (“Camden”) of Summit Properties, Inc. (“Summit”) pursuant to the terms of an Agreement and Plan of Merger, dated as of October 4, 2004, by and among Camden, Camden Sparks, Inc., a wholly owned subsidiary of Camden, and Summit.

     The following is a transcript of a conference call with Camden employees held on October 5, 2004 regarding the Acquisition and related matters.

CAMDEN PROPERTY TRUST

Moderator: Richard J. Campo
October 5, 2004
11:00 am CT

Richard J. Campo:
Chairman and Chief Executive Officer
Camden Property Trust

Good morning. Thanks for joining us on short notice. Yesterday was an exciting day for us and I’m sure that by now you’ve heard about the announcement that we entered into a definitive merger agreement with Summit Properties. Summit will merge into Camden and become part of our company.

For those of you who attended the Manager’s Meeting last week and during my presentation, I had a question and answer session and Mark Moore asked the first question, which was, “So, are we ever going to merge with anybody?”

And I got to tell you one thing, first of all, it was not a planted question and I need to find out if Mark has access to my e-mail because he may have hacked my e-mail and seen the e-mails that went back and forth on this merger because it was a random question but it was the first question.

And if you’ll recall, my answer was, “Well, you know” - I think my answer was - it actually was, “Yes, we will merge with another company at some point. I can’t tell you whether it’s next week or five years from now. But it would really depend upon whether the deal was right.” And fundamentally, we have a deal that is right which is the Summit transaction. And it took a little bit longer than a week, so I apologize, Mark, for the fact that I didn’t get it exactly right but you were on the right track.

But this is great news for both Camden and Summit. It’s a move that will take us to the next level by creating an exceptional multifamily platform, the fifth-largest multifamily company in our industry. After the merger is completed, we’ll have a total of 67,000 apartments plus or minus, and our total enterprise value will be roughly $5.3 billion.

Let me take a couple of minutes to tell you about Summit and the reasons we decided to - and what this means to our company. First, however, I want to thank the people that have been working 24/7 over the last few weeks to get this deal done so we would have something to talk about today.

There’s been so many people involved in this project. It has been a great example of teamwork, something that really sets us apart. From our finance group and our real estate investments team to human resources and marketing, everyone came together to make this announcement possible.

A special recognition goes to Dennis Steen’s finance team, and particular, Alex Jessett, Ben Fraker, Terry McKinney, Ross Wehman, and Brande Miller. Steve Eddington and his property operations team played a big part as well, and Malcolm Stewart and Jim Hinton - and Jim Hinton’s real estate investment group, including Laura Little and her team for putting together Herculean efforts to get this project completed.

Some of you are probably familiar with Summit. Certainly, our team in Charlotte knows them quite well. Charlotte’s the only shared market that we have with Summit and is also their - where their headquarters are located.

Like Camden, Summit is a publicly traded company on the New York Stock Exchange. They have about 45 communities located on the East Coast. And their five core markets include Charlotte, Raleigh, Atlanta, Southeast Florida, and the Washington D.C. area. They are known for their well located, high quality apartment homes and they are well respected in the industry.

The reasons for this decision are really quite simple. The merger will increase our portfolio by 14,000 apartments; enable us to enter new markets with an already-established portfolio of high quality communities. Additionally, Summit’s development pipeline of 3,700 apartment homes concentrated in Washington D.C. and Southeast Florida will enhance our own development program and create a great driver for future growth.

As all of you know, we have been pursuing our diversification strategy for some time. In fact, it is one of our six key strategies market balance. We have always believed that having a portfolio that is geographically diverse will help us to effectively participate in all stages of the real estate cycle. So that when communities in one market experience tough times, they can be supported by those communities that are on the upside of their market cycles.

We also believe that having different types of product from suburban garden stout communities to urban mid-rise and high-rise communities allows us to offer a variety of price points to our residents. This helps us to appeal to a greater number of potential renters.

If you overlay Camden’s and Summit’s markets on the map, you will see what I see; a remarkable geographic map. With Summit’s market, Camden will gain entry to the Southeast Florida, Atlanta, Raleigh, and the Washington D.C. area, all markets that have - that we have been pursuing for more than five years.

For Summit, this creates immediate diversification for propelling the combined company to a truly national platform. I think one of the most compelling things about this merger is that we are accelerating our diversification strategy. What would have taken about five years to accomplish we will be completing in just a matter of months. With this move, we are positioning ourselves to be the best in all aspects of our industry.

While the merger would increase our size, our objective is - has always been to be the best, not the biggest. It’s not to say that size isn’t important, it is, particularly in the public-traded - publicly traded arena.

To consistently perform at exceptional - at expected levels, we need a sufficient number of apartment homes in each of our markets to achieve the operating efficiencies that our diversification strategy requires. Additionally, larger companies have lower cost of capital. And with this merger, both companies will benefit from a lower cost of capital and have a cost advantage in the marketplace.

Philosophically speaking, both Camden and Summit share a commitment to being the best. For example, both companies have achieved some of the lowest, if not the lowest, employee turnover ratios in the industry, which means we are better able to serve our customers than our competitors.

This is also - there’s also a desire on both - on parts of both companies to take the organization to the next level with the purpose of creating the best multifamily platform in the industry today, which creates better customer value and enhances value of our assets.

All this results in our ability to continue to deliver good value to our shareholders. Given our geography, product type, and ability, and operating philosophies, we couldn’t have imagined two companies that are more closely aligned than Summit and Camden. It’s almost a perfect match.

At this point, I’ll let Keith go through some observations as well. So go ahead, Keith.

D. Keith Oden:
Chief Operations Officer
Camden Property Trust	Thanks, Ric. Ric talked a little bit about diversification and as most of you know, we’ve been working on diversifying our portfolio for years with a goal of ultimately limiting the NOI concentration percentage of each market to single digits.

For the past 11 years, we’ve worked hard to reduce the NOI contributions of some of our overweighted markets such as Houston, Dallas, and Las Vegas; and to increase our exposure and our other growth markets to achieve a portfolio with NOI contributions below 10% across all of our markets.

This merger gets us to single digit NOI concentrations in every market in less time than we had planned and on an FFO accretive basis. When this merger is complete, we will have achieved our goal and balanced our markets across the entire portfolio.

Another aspect is our belief that employment growth is intrinsically linked to multifamily performance and that employment growth over the next five years will continue to drive the fundamentals of our business.

We’ve also consistently focused on asset quality while offering a variety of price points to maximize our market share. We continue to increase the overall quality of our own portfolio by pruning the portfolio of older, non-strategic assets, and acquiring assets that match our higher criteria that we’ve set.

This merger is another crucial step in the execution of these key objectives. With Summit’s very high quality, well-located apartment communities, and their East Coast presence, our portfolio will be in 19 of the top 26 highest growth markets as projected for the next five years in the United States.

It’s obvious that Summit’s portfolio is clearly aligned with our strategic objectives. They are in the right place with the right asset and that makes this move the best move for Camden.

This afternoon, we’ll be talking to Summit’s employees. While this is good news for both Summit and Camden, anytime one company is merged into another, people feel uncomfortable — worried about their jobs, their compensation, their benefits, how their role might change, and a myriad of other things that might possibly impact them in some way.

I know that there are a lot of you on this call that understand what I’m talking about. There are many of you that came to the Camden - came to Camden either through the Paragon merger in 1997 or the Oasis merger in 1998. There are also many of you who took on the role of Camden buddy and helped to support the employees during the merger of both companies.

I would like to have each of you think back and remember how you felt when you heard those two merger announcements seven and eight years ago and then I’m going to ask you to do something that comes naturally to all of you; to be available for Summit’s employees. Help them with this transition by welcoming them to our company and introducing them to our culture by showing them the really great company we are.

Just as the Paragon - and just as with Paragon and Oasis, we expect that all onsite employees will stay with the company; we need them to stay with the company. These are new assets for us and new markets. The people in the field, those of you closest to the real estate, are critical in maintaining the communities performance during the transition time and after the merger is completed.

We want to - we want them to feel like this is as good a move for them as it is for Camden and we know that it is. This merger means that we are all going to be a part of a financially stronger company with an excellent geographically diverse portfolio.

Summit has a long tradition of excellence and is highly committed to delivering great service to their residence. It’s an organization with a similar mission and comparable values; one that we believe will blend easily into our own.

I think we will find the process of putting these two companies together that both of our companies have very strong cultures. And as we know, a strong culture is a positive thing.

Some people believe that it’s difficult to blend two companies that have very strong cultures. What I’ve always believed and what I’ve learned from our experience with Paragon and Oasis, the two mergers, is that if you have a group of people who love what they do and have a strong commitment to excellent service, then blending the two groups is easy.

If you’ve got a company who really have never had a passion for their work and are just going through the motions, it’s very difficult, almost impossible, to create that mindset among 450 new employees.

What we found and what we are most excited about is that the passion at the operating level of the people in Summit mirrors the commitment and determination of each of you. We think that it’s a terrific fit both culturally and from a business standpoint, something that both sides are going to have great benefits from.

So what are the benefits for all of us at Camden? From our perspective, it’s always better to be the acquiring company. It means that we have the strength, stability, and capacity to make this move. That strength comes from your ability to consistently outperform our competitors, which has positioned us to pursue these kinds of strategic alliances.

Ric and I are both very proud of the fact that in the two previous mergers, we were able to retain every one of our Camden employees in all areas and in all disciplines. Our commitment is to do exactly the same in this merger.

We see this new merger as an opportunity to continue our commitment to promote from within and develop our own talent. With a larger organization, there will be opportunities for advancement and movement from within and we’re excited about the possibility that each of you may have.

Overall, we believe this is a great move for Camden; it aligns with our key strategies, supports our promise of living excellent - excellence, and gets us closer to being the best multifamily company in the industry.

We also believe that there’s some ways - some meaningful ways in which we will all benefit. We’ll be meeting with Summit’s employees up close and personal during the week of October 11, that’s all throughout next week. We’ll introduce them to our history, our philosophy, and begin to help them understand the things that are most important to them - their compensation, benefits package, and what it’s going to mean to them to be part of our terrific organization.

Please know that we will be calling on some of you to help with the transition. So I want to take this opportunity to thank you for your contributions you make to our organization every day. Your dedication and commitment to Camden enables us to continue to grow our company and position ourselves as a leader in the industry.

Now we’d like to open the call up for any questions that any of our Camden folks might have.

Richard J. Campo:	We notice that we have a computer screen here that shows how many people are on the line; I know a lot of people are on the Web and you can’t ask a question on the Web. But of the people on the phone call, on the actual line, we don’t have anybody who’s in the queue to ask a question. So I wonder if

Mark Moore has a question out there? There we go; we’ve got some people who are asking questions now. Go ahead. I see, Mark, you’re in the number two - or is he number one?

Richard J. Campo:	Go ahead.

Mark Moore:
Regional VP
AZ & CA	Congratulations, guys. It’s very exciting.

Richard J. Campo:	Well, I’m glad that you finally asked a question.

Mark Moore:	Absolutely outstanding.

Richard J. Campo:	What were you thinking when you asked the question at the management conference?

Mark Moore:	I had no idea. I just - I knew, as a company, we want to grow and that there were some rumblings in the marketplace about different things going on all across the nation and I didn’t know if we were involved in any of them.

Richard J. Campo:	Well, you have pretty good insight.

Mark Moore:	It’s absolutely outstanding.

Richard J. Campo:	The conference was real interesting too because we were finishing up our due diligence during those three days. So Keith or, any of the major people I mentioned earlier who were involved in that, for those of you who have their names on your little contest sheet, that’s why you couldn’t find them as that they were actually hold up working sort of through the night a lot trying to get this thing done because these are very complicated transactions and have a lot of moving parts so - that require a lot of, coordinated effort on every group that’s involved.

So we do appreciate everybody who was involved and if we missed you at the conference because they weren’t there, that’s why.

Did you have a question, Mark?

Mark Moore:	No, I didn’t. I just wanted to make a statement. It truly makes you proud to be a part of Camden. Thank you, again.

Richard J. Campo:	Thank you. Thank you.

Jeanette Earley:
East Regional Office	Hi, guys.

Richard J. Campo:	Hi, Jeanette.

Jeanette Earley:	Our question is can you tell us how many communities and how many units we will get (the birdsin) in this transaction?

Richard J. Campo:	We being Camden in total?

Jeanette Earley:	Yes.

Richard J. Campo:	Camden in total, the total operating units are around 14,000 and they have development communities under construction - that are currently under construction of about another 1,000. And then beyond that, they have another 3,700 apartment communities that will be in the development pipeline and the majority of those would be in Washington D.C. and Southeast Florida with several in Charlotte and Raleigh, but primarily, Southeast Florida and Washington D.C.

So total, when you add it all up, it’s probably around 17,000 or 18,000 apartments in total for the East Coast.

D. Keith Oden:	Jeanette?

Jeanette Earley:	Yes, sir.

D. Keith Oden:	If you - have an opportunity, and this is for everyone, you should be able to find some slides that are posted in conjunction on our Website; go to Investor Relations and go to the Investor Presentation section. You’ll be able to find the PowerPoint slide that we used in conjunction with our conversations with the analysts.

And there’s some very good graphical representations of where their portfolio is, how it matches up with ours, the number of units, etc. So that’s a very good question. And for those of you, if we don’t go through all the details of that, there’s a lot more information that’s available to you on the Website. Thanks.

Richard J. Campo:	Right.

Jeanette Earley:	Okay. Great. Thank you. We’re real excited about it here.

Richard J. Campo:	All right. Thanks.

D. Keith Oden:	Thanks, Jeanette.

Tina Tuta:	Hi. We were just wondering if you all were going to maybe put some plans and to infiltrate some of our staff from housekeeping up to managers and with them or is that something we don’t need to worry about right now to help get them acclimated and trained?

Richard J. Campo:	Would you ask the question again? I’m not sure we heard it right.

Woman:	I think she said is it possible for the time to take the current housekeeping staff and different - well, different staffs on the Charlotte communities and ask for their assistance at this time with the communities right there in town.

Tina Tuta:	I was asking if we were going to look at our own properties as far as having some staff changes; should we expect any of those or is that something right now we don’t need to worry about?

D. Keith Oden:	Yes. Tina, we not only are not going to have any - don’t expect any staff changes on Camden’s staff; we also do not expect, and we certainly anticipate, that all of the Summit personnel from onsite - all offsite personnel would come over as far as the merger. So we don’t anticipate any changes in staffing on either Camden or Summit side at the site level. So it’s a good question. Thanks.

Tina Tuta:	Thank you.

Wendy Roarke:	I was just wondering, I don’t know if this question has been asked yet, but if you have any idea as to how long it will take to complete the merger and when we’ll start seeing the effects of it?

Richard J. Campo:	Sure, the merger takes about three months to complete so we expect it to be completed hopefully the middle of January of 2005. We basically have to go through a process where we have to file a lot of documents with the Securities and Exchange Commission. We have to go through a vote of both shareholder agreements with Camden and Summit shareholders have to vote affirmatively for the transaction.

And then we, do all the paperwork and get it all done hopefully by January - the middle of January 2005 because we’d really like to start the year out with the combined company as opposed to, doing it sometime later in the first quarter.

But unfortunately, with all the documents and the sort of the red tape that you have to go through with the Securities and Exchange Commission and all the requisite votes that have to be taken and everything, it could go later than the middle of January, but in no case would it go later than the end of the first quarter.

Wendy Roarke:	Okay. Great. Thank you very much.

Richard J. Campo:	Sure.

Angelia Jefferson:	Hi, Ric and Keith.

Richard J. Campo:	Hi.

D. Keith Oden:	Hello.

Angelia Jefferson:	I have a question. Are we planning on building any acquisition team to welcome the Summit employees and to educate them on all of our processes to make sure that everything goes smoothly?

D. Keith Oden:	You bet, Angelia, a good question. We actually will be starting that process next week. We’ll be taking a team of folks to each of the markets. We’ll hit one market per day next week so that we will - in the course of five days, we will be able to see and meet and have a conversation with every employee in Summit’s organization.

One of the things that we had - have done in our previous mergers and referred to it in the prepared comments, for those of you who weren’t part of that merger process probably didn’t know what I was talking about, but we actually set up something called the Camden Buddy Program where we paired up every community manager in both Oasis and Paragon and we expect to do something similar with this merger with one of Camden’s community managers so that they have someone that they can call for at all times and as we go through the integration process.

We’ll start the integration process, it’s already begun. In fact, we have a conference call at 1 o’clock today with all of Summit’s employees. It will be similar in form to this but obviously, we got a very different set of things that we need to talk to their employees about versus what we’re talking to our Camden folks about today. But that process has already begun.

We look at this next three or four months, that Ric talked about, the SEC and the legal requirements, and just getting the technical aspects of the merger closed and those are all very important and there’s a timeframe associated with those. But we look at this next four months frankly as our opportunity to do as much as we possibly can to prepare all of the Summit employees for the transition to life as a Camdenite.

Angelia Jefferson:	That’s wonderful. Great. Well, we’re excited and we’re happy to have them.

D. Keith Oden:	Great. Thanks, Angelia.

Angelia Jefferson:	Bye, bye.

AnnaMaria Emerine:	Hi, Ric and Keith. Congratulations.

D. Keith Oden:	Thank you.

Richard J. Campo:	Thank you.

AnnaMaria Emerine:	This is so exciting to be through the third one.

Richard J. Campo:	Yes.

AnnaMaria Emerine:	Uh-huh. Southeast Florida, huh?

D. Keith Oden:	Yeah, absolutely.

AnnaMaria Emerine:	Okay. I’ll have to be thinking about that.

D. Keith Oden:	There you go.

AnnaMaria Emerine:	Just kidding. Anything we can do to help, don’t hesitate to ask.

D. Keith Oden:	Thank you.

AnnaMaria Emerine:	Congratulations.

D. Keith Oden:	Well, be careful what you ask for there...

AnnaMaria Emerine:	I know.

D. Keith Oden:	...because there’s going to be a whole lot of...

AnnaMaria Emerine:	As long as it’s between January and the temperature is about 75 degrees, no problem.

D. Keith Oden:	Yeah. You’ve been bugging me about South Florida now for about six or seven years. Like I said, be careful what you ask for.

AnnaMaria Emerine:	I know. I know. I know. That’s great; I’m excited.

D. Keith Oden:	Thanks.

AnnaMaria Emerine:	Take care.

Richard J. Campo:	We have a question here. Go ahead.

Man:	Yeah. I had a question - I noticed today our stock’s volume has gone up, trading by 400,000 shares, it usually trades about, I guess, 100,000-150,000 shares. And I’m sure while nobody can predict to teach you on where the stock price is going to be but I just didn’t know if you had any comments on that.

Richard J. Campo:	Sure. Generally speaking, what happens in a merger like this is that the stock of the acquiring company, which would be Camden, goes down and the stock of the acquired company goes up. And the logic is is that Summit’s closing price yesterday was about $27.65 or $27.85 or something like that.

We - based on our stock price and the combination of cash in stock, which equals the total consideration for Summit, is estimated to be about $31.37 a share. And so what happens then is the people that own that - own Summit stock obviously expect to get $31.37 a share but they have to wait for four months to get it. Right? We have to close before they get it.

So what happens is is market traders come in and they run the stock price up. Summit, the last time I looked, was trading about - at about $30.50. And so what happens is that arbitrage players or market experts come in and they provide Summit shareholders a way to sell their stock today at a slight discount to what the stock will trade at when it closes. And then what they do is they buy all that Summit stock up and they’re going to make a profit between the $31.37 and the $30.50 price that the stock is trading at today.

So they’re giving the shareholders who want their money today and not wait for four months, they’re giving them a way to get out. And the way they - what they do to cover their position or to make sure that they don’t lose money on their Summit trade is they sell Camden stock because they know that they’re going to get $31.37 in four months and they’re pretty confident that it’s going to close. So they buy, Summit, which drives its price up and they sell Camden, which drives our price down.

And so the stock price could be very volatile over the next few months. And it’s going to go up and down, depending upon what happens to Summit’s stock price. It’s all a function of people sort of balancing their positions. And we know that stock prices go up because there are more people that want to buy it, buy the stock, and then want to sell the stock. And the stock prices go down when people - there are more people that want to sell the stock than there are buyers.

And so because of the dynamics that - with these market experts or arbitrage experts that, if you want to call them that, they create downward pressure on the acquiring company and upward pressure on the acquired company. So we will have downward pressure on our stock for a while.

And once the market understands the key benefits of the merger, what will happen is as they sell our stock, we’ll have new investors coming into our stock thinking they’re going to get a bargain for when the merger closes, that our stock will go back to sort of more normalized levels and so the stock will go up and down, between now and the closing.

You shouldn’t worry about it. It’s not because people don’t like what we’re doing, it’s just a natural sort of thing that happens in the - in transactions like this to give liquidity to the Summit shareholders who, in fact, don’t want to wait four months for their money, they want it now. And so they’re able to get it now by virtue of this process that goes on in the market called stock price arbitrage or merger arbitrage.

D. Keith Oden:	I think it’s also important to note that while, as Ric said, the stock might be very volatile here in the next couple of months until things settle out and the merger gets completed, obviously, as a management team, we feel very strongly that if you want to look out one year or three years or five years from now, that Camden stock price with Summit will perform better than Camden stock price standalone.

And so from a long-term holders perspective, for all our shareholders out there, that’s obviously the best that we’re making as a company that, on a combined basis, we’ll do better than we would have standalone.

Man:	Similar to appearing on Oasis, the same thing?

Richard J. Campo:	Yeah. The question was did the same thing happen with Paragon and Oasis and the answer is absolutely. The exact same thing happened. Paragon and Oasis stock rallied to within a dollar or so of its - of the merger price. Camden stock went down a buck, a buck and a half, for a short period of time.

During the time from when we announced the merger and we closed the merger, the stock price went back to its original level and higher from that point. So we were able to recover all the arbitrage-induced selling pressure on the stock or driving the stock price down, as the market does, to be able to create the ability for the Summit shareholders to take their money now.

So the bottom line is, we’ve seen it before, and as Keith said, this merger is not about what the stock price is tomorrow, or what it is next month; it’s about the long-term value for the proposition for both shareholder groups and for Camden long-term because this just makes us a better company. We - it’ll make us a stronger company. And at the end of the day, the stock price should reflect that, going forward in the future.

Are there any other questions?

Man:	We do.

Richard J. Campo:	Okay. Let’s take another question.

Walter Scott Andrew:	Hey, guys. First of all, I’m really excited about all of this. This is news to me. Just this morning, I was e-mailed this message. I’m in the Construction Division...

Richard J. Campo:	Sure.

Walter Scott Andrew:	...and my question is, do you all expect third-party construction contracts to probably increase?

D. Keith Oden:	What we do expect to increase, not necessarily from the current levels in third-party contracts, but what we do expect to increase is the level of overall construction activity within Camden’s portfolio. We have obviously our own substantial development pipeline, it’s somewhere in the $400 million range of stuff that we have to complete over the next few years.

The exciting thing for us, with regard to our development construction groups, is that we’re inheriting Summit’s development pipeline, which is in the $600 million range. So if you combine the two books of business between Camden and Summit, we’ve got almost $1.1 billion worth of developments that are teed up that are in various stages of permitting and planning and execution.

So our construction guys, whether they’d be currently in the third-party realm or doing Camden’s business, in addition to some of the folks that we expect to come over in the merger from Summit, you’re going to have your work cut out for you for the next five years dealing with our existing portfolio and the growth opportunities that this is going to provide in the new markets.

Walter Scott Andrew:	That’s great. That’s exciting.

D. Keith Oden:	Great. Well, thanks, (Scott).

Walter Scott Andrew:	Okay. Thanks a lot.

D. Keith Oden:	You bet.

Charlene Settled:	Hi, Keith and Rich.

D. Keith Oden:	Hi, Charlene.

Charlene Settled:	How are you? I’m a little hoarse so you’re going to have to excuse my voice.

D. Keith Oden:	Have you been singing again?

Charlene Settled:	Probably.

D. Keith Oden:	Uh-huh.

Charlene Settled:	Listen. Do we have some of the Summit people on the phone, on the line?

D. Keith Oden:	Not that, probably not.

Charlene Settled:	No? Probably not?

D. Keith Oden:	We - they have their own call with them this afternoon. But, the reality is is we’re not saying anything here that we wouldn’t say - if they were all on the phone. But how the world and the Internet is, (Charlotte). This phone call was posted on our Website and they have access to our Website so they may be out there. And if they are, welcome aboard.

Charlene Settled:	Well, wonderful.

D. Keith Oden:	You’re getting a preview of what we’ll be talking about at 1 o’clock today but go ahead.

Charlene Settled:	Well, excellent. I was just hoping that they were on the line with someone that’s been with Camden almost 11 years and, went through the Paragon merger too that it was a very easy transition and I wanted to welcome them.

But I did have a question. I came in a little late so you might have answered it. But now that Camden is expanding further with the merger with Summit, is there still the possibility that Camden will further diversify their portfolio and sell properties in Dallas? I mean are we still trying to lower that count?

Richard J. Campo:	Well, - the good news is if they were lowering it just by virtue of getting bigger...

Charlene Settled:	Right. Exactly.

Richard J. Campo:	...number one. Okay? And as you’ll recall in the management conferences, when I talk about the changing - the diversification and I always talk about, well, there’s two ways to do it, you can sell properties and you can just get bigger.

Charlene Settled:	Right.

Richard J. Campo:	And that way the - then a wide contribution in that market is just smaller because you have inter-wide contributions coming from other markets. So by and large, the merger does that which is lower the concentration in Houston, Dallas, and Las Vegas, the overweighted markets, by expanding our inter-wide contribution on the East Coast.

Now on the other hand, the merger is being funded with - there are two pieces; one is we’re paying them $434 million in cash and the balance is Camden stock. So we do need to come up with roughly $500 million, a small amount of money, a half a billion dollars. And the way we’re going to do it is we are going to sell some assets but those assets are on the - on sort of the A-List for sale, meaning ones that we really don’t want long-term...

Charlene Settled:	Right.

Richard J. Campo:	...we talked about those, assets that are really older and have high CAPEX and are in bad neighborhoods or just not going to give us a return on investment that we really want. And obviously, the issue there is we - it improves the portfolio when we sell those assets.

Charlene Settled:	Uh-huh.

Richard J. Campo:	The other thing we’re going to do is we are going to form a joint venture so that we’re only going to sell a part of some assets; meaning that we’ll probably sell some assets in - and these will be sort of top-tier assets, newer, these are new developments that we just completed, and what we’re going to do is contribute those properties into a joint venture where we would continue to manage the properties, we continue to own a portion of the properties, and - but we would bring in a financing partner to help us generate some of the $500 million that we need to pay the Summit shareholders for their properties.

In that case, these would be existing Camden properties in Houston, Dallas, probably in two or three different markets, but primarily in the markets where we want to lower our exposure. But it probably will only be a couple of properties.

Charlene Settled:	Uh-huh.

Richard J. Campo:	...when you start talking about big properties, new developments, we’re talking about $50 to $75 million assets. And at the end of the day, the people managing those properties won’t know the difference that - in the sense that they’ll - there’s still going to be Camden properties, still (property) to Camden, we still own part of them...

Charlene Settled:	Right.

Richard J. Campo:	...we just have a new partner and sort of a new financing mechanism for us to do that. So by and large, there won’t be any wholesale asset sales in Houston, Dallas, or Las Vegas because this merger positions us not to have to do that.

Charlene Settled:	Wonderful.

Richard J. Campo:	And there will be, like I said, there’s some - a partial sales to joint venture but it shouldn’t effect anybody on the - in the - on the ground at all.

Charlene Settled:	Thank you so much for explaining that. And welcome again Summit and it’s exciting times, it always is with Camden.

Richard J. Campo:	There you go.

Charlene Settled:	Thanks a lot.

Richard J. Campo:	Yeah.

Charlene Settled:	I appreciate it.

Richard J. Campo:	Thank you.

Greg McDonald:	Congratulations, gentlemen, on this merger and I’d like to thank all the people that worked hard to - behind the scenes to put this together. My question is from an IT perspective regarding the networks and the equipment and the property management software that’s presently being utilized by Summit.

Would - do we have that information, which I assume we do, available? And if so, is it under - are they using the same AMSI systems that we’re using presently today? And do they have an existing network in place?

D. Keith Oden:	That’s a great question. The answer to the first question is, on the - actually your second question on the property management software, they currently use AMSI so they’re exactly where we have been. One of the real huge benefits in this merger, as we see it, is the ability to just - and I know the one site people who thought all our teams had thought they were going to be through with the rollout in April.

The exciting news is that you’re going to get to do something that you’re really good at for another couple of months because it’s - our anticipation that we literally will just continue to schedule their portfolio to coincide with the end of our rollout and we’ll just keep on rolling until we have everybody on one site. So that’s one question.

The second question on network, again, the good news is is that we have already been through the learning curve on where you - on where we were and where you have to be in order to support the technology and the rollout on the one site system.

And so we know what we have to do with them because they are exactly where we were a year ago before we started, really completely overhauling our network to accommodate the technology platform that it is so important to - as we see it to our future.

So, yes, they use AMSI; yes, we’ll convert them from - immediately following our conversion; and yes, we’ve got a lot of work to do on their network to get them ready for it.

Greg McDonald:	Does that immediately mean after the closing or is that a - even prior because some of this stuff obviously takes some time?

D. Keith Oden:	Yeah. And it will have to be after the close. We are - and we have full commitment from Summit and all of their senior management that we are going to work, hand in hand with them. And we will be able to be as involved as is reasonably practicable for two companies that are still separate companies but that have the same end-go in mind. But the practicalities of that and the timing of the closing are such that we’re probably not going to be in a position to do anything tangible now.

Now obviously, we can get them ready. We can understand exactly what has to be done. We can do all the preplanning. We can know exactly what steps have to be taken that, starting the day that the merger officially closes sometime in hopefully January.

And we’ll be doing all of that and that’s why, as I said, many of you will be involved in this transition process over the next couple of months because we want to - it’s very important that the transition time be minimized from our perspective so that we don’t have any downtime.

So we’ll be doing everything that we possibly can to make sure that when we flip the switch in January, that they’re as up and running as they can possibly be under the Camden platform.

Greg McDonald:	Excellent. It sounds like we’re going to be racking up some frequent flier miles.

D. Keith Oden:	Well, Greg, I don’t know how you can rack up any more.

Greg McDonald:	All right. Thanks.

D. Keith Oden:	We appreciate it.

Greg McDonald:	Bye, bye.

D. Keith Oden:	Thanks.

Diane Petro:	Hello.

D. Keith Oden:	Hi. It’s one of those one site team members that I know is excited.

Diane Petro:	Yeah. Well, my question was what property management software they were currently using but you just answered that.

D. Keith Oden:	They’re - they are an AMSI, going into (here). But the good news is we know how to do that migration, don’t we?

Diane Petro:	That’s right. We were excited to hear that. So thank you and congratulations.

Richard J. Campo:	Thanks.

D. Keith Oden:	Thanks, (Diane).

Wendy Roarke:	Yes. My question actually is for (Lorraine Parker) at Camden Timber Creek. She was having trouble phoning in. But she was just wondering, and we’re assuming this to be the case, that these properties will be accepting Camden’s logo and will be branded with Camden as well?

D. Keith Oden:	A great question. Absolutely. All the properties - and again, this will - we’ll do this as quickly as we possibly can, subject to the logistics of changing out, signage, logos, collateral materials, look, feel, everything; yes, we will - all those properties that is there in Charlotte next to you will be operating under the Camden Living Excellence Flagship brand.

Wendy Roarke:	Okay.

D. Keith Oden:	It obviously takes us a while to work through all that but the end result will be that we will be one company under the Camden brand. Thank you for asking that.

Wendy Roarke:	Yeah. Wonderful. I just want to say all of us here in Charlotte are really excited about this merger and are all willing to help in any way that we can.

D. Keith Oden:	Well, I appreciate hearing that and actually, the Summit folks in Charlotte are going to be operating initially at a great advantage because they’ll be able to really jumpstart the integration process from our unbelievable team there in Charlotte.

Wendy Roarke:	Great. Thank you very much.

Connie Farr:	Hello, Ric and Keith. How are you doing?

D. Keith Oden:	Great, (Connie).

Connie Farr:	Good. We’re - needless to say, we’re all very excited and just wanted to let you know that we will certainly do everything we can here in Charlotte to make the transition smooth and welcome these folks with open arms.

One of the questions we had was about the brand image and I think you just answered that.

D. Keith Oden:	Yep.

Connie Farr:	And also I wanted to know who would be sphere-heading up the welcome team that you said would start next week? Who will be coordinating that?

D. Keith Oden:	Well, actually, next week, Ric and I and some other folks, that will support from our HR group — Cindy, and Sheri Housing, and Sara — will be - traveling with us to have the initial employee meetings.

And then over the next week or so, we’ll be, laying out roles and responsibilities and assigning people to sort of take the lead in these various areas of the integration. So we’ll be laying that out in the next week or so and contacting people that, that we need to play a very specific role as far as the transition is concerned.

The exciting thing about particularly where we have overlap in Charlotte, Connie, is that the first contact with most of the Summit folks, because of the logistics of our overlap in those markets, will be between our field personnel in Charlotte and Summit’s field and corporate personnel.

And the good news of who we are as represented by our Charlotte folks will spread like wildfire and that will be a real jumpstart to the process. So you’ll definitely - it will be a great involvement with the Charlotte folks because of the logistics and, obviously, them being headquartered there. So we look forward to working with you on that.

Connie Farr:	Yes. We look forward to it too. And I guess that’s all the questions we have for now, is it Liz?

Liz:	Yeah. You just answered a question for me a little bit ago as far as the Summit portfolios. It will take on the Camden name like Camden - there’s a Summit Valentine right now, so that’s going to become Camden Valentine?

D. Keith Oden:	That sounds like a good place to start. Camden Valentine has a nice ring to it.

Connie Farr:	Yes.

D. Keith Oden:	Liz, thank you for sending that article out of the Charlotte...

Richard J. Campo:	Server...

D. Keith Oden:	...it sounds like it’s...

Liz:	You’re welcome.

D. Keith Oden:	It sounds like it’s - it was well received locally and that’s always a big plus.

Richard J. Campo:	I love being quoted in articles like that when they never talked to me.

D. Keith Oden:	They got it accurate though, oh, you were quoted too? Yeah.

Richard J. Campo:	Thank, (Liz).

D. Keith Oden:	Thanks a lot.

(Liz):	Thank you. We’re so very excited about this.

D. Keith Oden:	Yeah. It’s (mixed) up. Thank you.

Richard J. Campo:	Absolutely. I think we’re out of questions.

Richard J. Campo:	Okay. Great. Well, again, we’re really excited about this merger. It’s going to be a great, great I think transac - oh, wait a minute. We have one more question. Never mind. Melinda, come on.

Melinda:	Sorry. I thought I was in the queue.

Richard J. Campo:	You are now.

Melinda:	I actually have two questions. One is how are these communities going to fall under our RVP structure?

D. Keith Oden:	We’re still working through that because we anticipate now that we will be adding - in effect, we’ll be creating one additional region. And then we’ve got to work through how we split that out among the existing RVP districts and a new region. But we’re - we have some ideas on that but we haven’t finalized it. A good question.

Melinda:	Okay. And then the second thing is with the branding initiative and the computer and network and all of that coming on, how is Summit’s capital dollar contribution to this?

Richard J. Campo:	Well, what do you mean the capital...?

Melinda:	Well, I mean are they bringing in I mean a lot of their capital money to support these kinds of things or are we pretty much going to be funding that?

Richard J. Campo:	Well, (Melinda), the way a merger works is we own everything they have once we merge. We just - you don’t - we’re not buying properties, we’re buying their company. And so we get everything. So they don’t bring in anything - we bring - they bring everything to the table they have. If they have cash in their bank account, it’s ours after the closing. If they have computers in their corporate office, they’re ours after the closing.

So they basically just become Camden, we become Summit, in essence. So they don’t really give, money or anything like that. And the properties - we’re not buying properties per se, we’re just buying their sort of entire company, which includes everything they have and everything they may have.

D. Keith Oden:	Melinda, in our projections when we put together the financial model for combining the two companies, we did make allowances for converting the signage, for converting their, the upgrade in their computer systems, for upgrading their network, that Greg is so concerned about and rightfully so.

We knew it had enough information to know where the holes were as far as what had to be done to convert to our operating platform. That’s all been provided for within the context of our projections that we based the merger on.

Melinda:	Okay.

Richard J. Campo:	Okay.

D. Keith Oden:	Thanks, Melinda.

Melinda:	All right.

Richard J. Campo:	Okay. If there’s anybody else who wants to ask a question, you need to do whatever you do to do that now.

Richard J. Campo:	Ah, star 1. Okay. It doesn’t look like we have any other questions. Let me just close by saying I think the most important thing for us to realize and to recognize as a company and individuals that will be interfacing with the Summit employees is that this is not Camden won and Summit lost; it’s not a win/lose scenario.

It’s Camden wins and Summit wins because together, the companies are going to be better than the companies are separate. And that’s the most important thing that we can relay to to the Summit employees is that this is a win for them and a win for us and together we’re going to be better.

And I think that’s really the message that we need to send to the Summit employees and when we interface with them on an ongoing basis because it is definitely a transition time for the Summit people and some - it’s a bittersweet thing for folks to have their, name changed and all those kinds of things that go with it.

At the end of the day, we know from experience with Paragon and Oasis that a name is not what the company is or is about; it’s about the people within the company. And the culture evolves over time; it’s not our culture versus their culture, it’s our culture together as a company. And so the names are transitory in the process and the people are the groups that will continue to evolve our culture together.

And so I just want to make sure everyone understands that and that we’re sensitive to the transition of the time and the transition feelings of our new associates with - that are coming from Summit. So with that, Keith, do you want to end on?

D. Keith Oden:	All right. It’s just an exciting time for our company. It’s a great opportunity. We’ve always been - one of the things that Ric and I talk about constantly is, how do you continue to create opportunities for our Camden associates that have been such an incredible part of our success as a company and we view this as a really important step and - along that path. And we look forward to working with each of you to make sure that the transition goes smoother, that we begin to realize the benefits of this merger immediately upon closing. And, we just think that this is - when it all settles out, it’s going to accelerate our path to (50) by ‘05.

So thanks for all that you do. We’ll be in touch with you with regard to how you can assist us in the transition. And thanks for being with us today and spread the good word. Thanks for your help and we’ll see you soon. Bye, bye.

Richard J. Campo:	Bye. Thanks.

END

In addition to historical information, this presentation contains forward-looking statements under the federal securities law. These statements are based on current expectations, estimates and projections about the industry and markets in which the companies operate, managements’ beliefs, and assumptions made by management. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties which are difficult to predict.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger of Summit with and into a wholly owned subsidiary of Camden, Camden and Summit intend to file relevant materials with the Securities and Exchange Commission, including a registration statement on Form S-4 that will contain a prospectus and a joint proxy statement. INVESTORS AND SECURITY HOLDERS OF CAMDEN AND SUMMIT ARE URGED TO READ THE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CAMDEN, SUMMIT AND THE MERGER. The proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by Camden or Summit with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Camden by directing a written request to Camden Property Trust, 3 Greenway Plaza, Suite 1300, Houston, TX 77046, Attention: Investor Relations, and free copies of the documents filed by with the SEC by Summit by directing a written request to Summit Properties Inc. 309 East Morehead Street, Suite 200, Charlotte, NC 28202, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

Camden, Summit and their respective executive officers, trust managers and directors may be deemed to be participants in the solicitation of proxies from the security holders of Camden, Summit and Summit Properties Partnership, L.P. in connection with the merger. Information about those executive officers and trust managers of Camden and their ownership of Camden common shares is set forth in the proxy statement for Camden’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on March 30, 2004. Information about the executive officers and directors of Summit and their ownership of Summit common stock and limited partnership interests in Summit Properties Partnership, L.P. is set forth in the proxy statement for Summit’s 2004 Annual Meeting of Stockholders, which was filed with the SEC on March 24, 2004. Investors and security holders may obtain additional information regarding the direct and indirect interests of Camden, Summit and their respective executive officers, trust managers and directors in the merger by reading the proxy statement and prospectus regarding the merger when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.